Exhibit 12

WPS Resources Corporation
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends

	2000	1999	1998	1997	1996	1995
EARNINGS
Net income	66,993	59,565	46,631	55,809	52,885	60,634
Federal and state income taxes	6,005	29,741	23,445	31,106	27,216	33,494

Net pretax income	72,998	89,306	70,076	86,915	80,101	94,128

Fixed charges	62,429	45,405	36,310	37,533	35,822	35,818
Subtract preference dividend
requirement	3,378	4,588	4,606	4,791	4,657	4,783

Total earnings as defined	132,049	130,123	101,780	119,657	111,266	125,163

FIXED CHARGES
Interest on long-term debt,
including related amort.	41,677	27,162	23,987	26,273	25,494	26,839
Other interest	11,855	8,507	4,827	4,910	3,922	2,677
Distributions-preferred securities
of subsidiary trust	3,501	3,501	1,488	0	0	0
Interest factor applicable to
rentals	2,018	1,647	1,402	1,559	1,749	1,519

Fixed charges before preferred
dividend requirement	59,051	40,817	31,704	32,742	31,165	31,035

Ratio of earnings to fixed
charges	2.24	3.19	3.21	3.65	3.57	4.03

Preferred dividends (grossed up)
(see below)	3,378	4,588	4,606	4,791	4,657	4,783

Total fixed charges including
preferred dividend	62,429	45,405	36,310	37,533	35,822	35,818

Ratio of earnings to fixed charges
and preferred dividends	2.12	2.87	2.80	3.19	3.11	3.49

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	3,111	3,111	3,132	3,133	3,134	3,136

Tax rate	7.90%	32.20%	32.00%	34.60%	32.70%	34.44%

Preferred dividends (grossed up)	3,378	4,588	4,606	4,791	4,657	4,783